MDS Reports Fourth Quarter and Fiscal 2006 Results

Completes Transition to Global Life Sciences Company

Toronto, Canada, December 14, 2006 - MDS Inc. (TSX: MDS; NYSE: MDZ), a company providing a range of products and services to the global life sciences markets, today reported its fourth quarter and fiscal 2006 results.

Throughout 2006, MDS has been executing on its strategy to transition to a global life sciences company. The Company successfully divested a number of non-strategic businesses, increased productivity and became more effective through significant workforce realignments as well as enhancing the leadership talent across the company.

Quarterly Highlights

For the quarter, MDS’s consolidated revenue, adjusted EBITDA and EPS from continuing operations were $291 million, $25 million and $0.12, respectively. Adjusted EPS, which reflects only our continuing businesses, was $0.03 versus $0.10 last year.

Including our diagnostics business which was moved to discontinued operations in the quarter, revenue would have been $383 million, down 2% as reported and up 3% organically over the same period last year. Adjusted EBITDA on the same basis would have been $52 million, down 21% as reported and up 7% organically over the fourth quarter of 2005.

•	2% organic revenue growth in life sciences
•	18% organic revenue growth in late stage pharmaceutical services
•	Adjusted EBITDA of $25 million; $52 million including diagnostics
•	St. Laurent FDA related review costs reduced EBITDA by $10 million
•	GAAP EPS of $0.37
•	Adjusted EPS of $0.03; $0.18 including diagnostics
•	Declared the Company’s final quarterly cash dividend of $0.0325 per share
•	Announced the sale of MDS Diagnostic Services to Borealis for $1.325 billion

Full Year Highlights

For the full year, MDS’s consolidated revenue, adjusted EBITDA and EPS from continuing operations were $1,140 million, $133 million and $0.22, respectively. Adjusted EPS, which reflects only our continuing businesses, was $0.24.

Including our diagnostics business which was moved to discontinued operations in the fourth quarter, revenue would have been $1,494 million, up 6% organically over the same period last year. Adjusted EBITDA on the same basis was $237 million, down 2% from $241 million as reported and up 23% organically over fiscal 2005. Growth and productivity improvements in 2006 were more than offset by $31 million in FDA related review costs, $14 million in SOx certification costs and $10 million related to the net impact of foreign exchange resulting in a $4 million decline in adjusted EBITDA.

•	6% organic revenue growth in life sciences
•	Adjusted EBITDA of $133 million; $237 million including diagnostics
•	St. Laurent FDA related review costs reduced EBITDA by $31 million
•	GAAP EPS of $1.01
•	Adjusted EPS of $0.24; $0.75 including diagnostics

On October 5, 2006, we announced the sale of MDS Diagnostic Services to Borealis Infrastructure Management in a $1.325 billion dollar transaction. We expect the sale to close by January 31, 2007, after which the company intends to initiate a substantial issuer bid in the form of a Dutch auction, to repurchase up to $500 million of the Company’s shares.

Beginning with the current quarter, the Company is now reporting its diagnostics business as a discontinued operation. Accordingly, the quarterly and full year financial highlights outlined in the MD&A reflect the results of our life sciences businesses only.

Operating Segment Results

MDS Pharma Services
			% Change
($ millions)	Q4 2006	Q4 2005	Reported	Organic
Revenue: Early-stage Late-stage	$78 59	$83 52	(6%) 13%	1% 18%
	$137	$135	1%	7%
Adjusted EBITDA:
	$($8)	$9	(188%)	n/a
%	(6%)	7%	n/a	n/a

MDS Pharma Services’ revenue for the fourth quarter increased 7% on an organic basis over the same period last year. Continued weakness in our bioanalytical and early clinical research services business offset organic revenue growth of 18% in our late-stage businesses, where our global clinical laboratory business grew revenues by 25% organically. Backlog at the end of the year was US$430 million, up 8% over the third quarter of 2006 and up 26% year-over-year, driven by growth in our global clinical development business. In the quarter, MDS announced the opening of it first US-based central laboratory to serve the needs of our pharmaceutical customers.

During the fourth quarter, MDS Pharma Services continued to focus significant resources on completing the FDA review in its St. Laurent bioanalytical facility and incurred $10 million in costs related to this effort. The review impacted performance in our bioanalytical business and to a lesser extent in our early clinical research business, where revenues were down 20% and 2% respectively.

In the quarter, MDS Pharma Services continued to take steps to improve the overall performance of the business focusing on improved project selection and pricing, site and process optimization, and workforce reductions. In early November, the Company announced its plans to close the phase one clinic in New Orleans at the end of December.

MDS Nordion
			% Change
($ millions)	Q4 2006	Q4 2005	Reported	Organic
Revenue	$85	$96	(11%)	(5%)
Adjusted EBITDA:
	$$23	$31	(26%)	(9%)
%	27%	32%	n/a	n/a

MDS Nordion revenue for the fourth quarter was $85 million, down 5% organically compared to the prior year, in which results included record cobalt shipments. Adjusted EBITDA was
$23 million. For the full year, revenues and adjusted EBITDA grew organically by 14% and 31% respectively, driven principally by incremental volumes in our cardiac imaging business. During the quarter, MDS Nordion received ISO 14001 certification for its facility in Ottawa.

MDS Sciex
			% Change
($ millions)	Q4 2006	Q4 2005	Reported	Organic
Revenue	$69	$73	(5%)	1%
Adjusted EBITDA:
	$$17	$17	-	37%
%	25%	23%	n-a	n/a

MDS Sciex revenue for the fourth quarter grew 1% year-over-year on an organic basis, led by solid performance in our high-end triple quad products as well as growth in the markets for our products in India and China. The API 4000, API 5000, 4800 and the new products for the applied markets continued to perform well. Adjusted EBITDA of $17 million was up 37% organically. Full year organic revenue and adjusted EBITDA growth was 5% and 22% respectively. In the quarter, MDS Sciex launched the Amino Acid 20/20 Analyzer, a new laboratory system that employs mass spec in the analysis of amino acids.

MDS Diagnostic Services (a discontinued operation)
			% Change
($ millions)	Q4 2006	Q4 2005	Reported
Revenue	$92	$86	7%
Adjusted EBITDA:
	$$28	$21	33%
%	30%	24%	n/a

MDS Diagnostic Services revenue for the fourth quarter increased 7% year-over-year to
$92 million. EBITDA margins expanded to 30%, up 600 basis points compared to the fourth quarter of 2005.

Outlook

“At the end of my first full year as the CEO of MDS I am pleased with the progress we have made in creating a stronger, leaner and more competitive MDS. As we go into 2007, I look forward to completing the FDA review in a high quality way, returning MDS Pharma Services to sustained growth and profitability and to further expanding our position in the global life sciences markets.” said Stephen P. DeFalco, President and CEO MDS Inc.

Corporate

MDS continues to focus on driving operational performance improvements across each of its core businesses. As we complete the last quarter of fiscal 2006, we performed well against the guidance provided earlier in the year. The life sciences organic revenues grew 6%; at the lower end of our 6%-9% organic revenue growth guidance. Excluding the impact of the FDA review, selling, general and administrative expenses (SG&A) declined 200 basis points, achieving our guidance of a 100 to 200 basis point improvement in SG&A. Were it not for the cost of the FDA review which impacted our adjusted organic EBITDA by $31 million, adjusted organic EBITDA margin would have improved by 440 basis points, relative to the 150 to 250 basis point improvement in adjusted organic EBITDA margin guidance. Capital expenditures for fiscal 2006 were $66 million, relative to guidance of $50 to $65 million.

The Board of Directors declared the Company’s final quarterly cash dividend of $0.0325 per share, to shareholders of record as of December 20, 2006. The dividend is payable on January 8, 2007. As previously announced, the Company intends to discontinue the payment of a quarterly dividend and its related dividend reinvestment plans following the completion of the MDS Diagnostic Services transaction.

The use of non-GAAP measures section in the MD&A outlines the definition of the terms ‘organic’ and ‘adjusted’ as used to reflect the operating performance of the Company. We use certain non-GAAP measures so that readers have a better understanding of the significant events and transactions that have had an impact on our results. We provide a reconciliation of these non-GAAP measures to our GAAP financial results in the accompanying MD&A.

Conference Call
MDS will be holding a conference call today at 10:30 am (EST) to discuss the fourth quarter results. This call will be webcast live at www.mdsinc.com and will also be available in archived format at www.mdsinc.com/news_events/webcasts_presentations.asp after the call.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 8,800 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day. MDS Diagnostic Services, a business unit of MDS Inc. (TSX: MDS, NYSE: MDZ), is a leading provider of laboratory testing and management services.

MDS Forward Looking Statement
This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further MDS information contact:
Investor Inquiries
Sharon Mathers
Vice-President, Investor Relations and External Communications
416-675-6777 ext. 34721
sharon.mathers@mdsinc.com

Media Inquiries
Catherine Melville
Director, External Communications
416-675-6777 ext. 32265
catherine.melville@mdsinc.com

Management’s Discussion and Analysis

December 13, 2006

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended October 31, 2006 and its financial position as at October 31, 2006. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow. For additional information and details, readers are referred to the annual financial statements and MD&A for 2005 and the Company’s Annual Information Form (AIF), each of which is published separately and is available at www.mdsinc.com and at www.sedar.com.

Caution regarding forward-looking statements
This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of MDS’s current results and to assess the Company’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

From time-to-time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the US dollar and the Euro; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from, or on behalf of, our customers and counter-parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use of non-GAAP measures
In this MD&A, we describe certain income and expense items that are unusual or non-recurring. These terms are not defined by generally accepted accounting principles (GAAP). Our usage of these terms may vary from the usage adopted by other companies. We identify the impact of these amounts on operating income and on earnings per share (EPS). We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

In addition, terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted EPS; and backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

We also discuss the results of our operations, isolating variances that relate to changes in exchange rates and acquisitions. We use the term “organic” to describe the results presented in this way. To isolate the impact of currency movements, we eliminate the impact of foreign currency hedging activities in both the current and prior periods and recalculate the base figures for the prior period using the exchange rates that were in effect for the current period. In addition, beginning with this quarter, organic growth figures for adjusted EBITDA presented for our operating segments are calculated after taking into account costs incurred by the segments related to services that are centrally managed, including IT, finance, human resources and certain other costs, the majority of which are denominated in Canadian dollars.

For our pharmaceutical services business, we provide information about contract backlog. Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and, therefore, reduce the volatility that would result from converting the measure to Canadian dollars.

Tabular amounts are in millions of Canadian dollars, except per share amounts and where otherwise noted.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

Sale of our diagnostics business and discontinued operations
On October 5, 2006, we announced the sale of our remaining Canadian diagnostics businesses to Borealis Infrastructure Management Inc. for total proceeds of $1.3 billion including amounts ultimately paid to holders of minority interests in these businesses. This sale marks the culmination of work that stretched over more than one year and it is the final major step in our efforts to reposition MDS as a global life sciences company.

We expect to close this transaction before the end of January 2007 and anticipate reporting a gain from this transaction in our first quarter of fiscal 2007 of approximately $0.9 billion. The transaction will yield cash proceeds of $1.1 billion, including an amount to be determined that will be held in escrow, pending clearance of certain conditions of closing. Following completion of the transaction, we intend to undertake a substantial issuer bid to buy back up to $500 million of our common shares.

As a result of this sale, we are now treating the former diagnostics segment as discontinued operations. All financial references in this document exclude those businesses that we consider to be discontinued unless otherwise noted. Our discontinued businesses now include our Canadian and US diagnostics operations, certain non-strategic pharmaceutical research services operations, and our interest in Source Medical Corporation (Source). All financial references for the prior year have been revised to reflect this treatment. From the amounts reported in our fourth quarter 2005 interim report, revenues for the fourth quarter of 2005 have been reduced by $86 million and loss from continuing operations has been increased by $8 million.

Consolidated operating highlights from continuing operations

Fourth Quarter					Fiscal Year
		% Change					% Change
2006	2005	Reported	Organic		2006	2005	Reported
$291	$304	(4%)	2%	Net revenues	$1,140	$1,154	(1%)

20	(45)	n/m		Operating income (loss)	54	24	125%
				Adjustments:
-	-			Gain on sale of a business	(2)	-
-	-			MAPLE settlement	10	-
-	13			Valuation provisions	7	21
(2)	3			Mark-to-market on interest rate swaps	1	3
(12)	56			Restructuring charges	(8)	61
6	27	(78%)		Adjusted operating income	62	109	(43%)
19	18			Depreciation and amortization	71	61
$25	$45	(44%)	(14%)	Adjusted EBITDA	$133	$170	(22%)

9%	15%			Adjusted EBITDA margin	12%	15%

Consolidated revenues were down 4% for the quarter as reported and up 2% organically. For the full year, revenues were down 1% as reported and up 6% organically. Our ability to shelter our results from, particularly, the decline in the US dollar has diminished, and our hedges provided only $4 million of protection this quarter compared to $9 million in the fourth quarter last year.

Operating income was $20 million for the fourth quarter versus a loss of $45 million last year. Adjusted EBITDA was down 44% for the quarter as reported and down 14% organically. For the full year, adjusted EBITDA was down 22% and up 7% on an organic basis.

Revenues in our pharmaceutical services business were up 1% as reported and the segment realized 7% growth on an organic basis. Revenue and backlog growth were both strong in our late-stage businesses. Late-stage revenues were up 13% on a reported basis and 18% organically. Backlog grew to US$430 million in the quarter. Adjusted operating income and adjusted EBITDA were both lower this year, reflecting costs associated with the ongoing US Food and Drug Administration (FDA) review of bioanalytical studies conducted between 1999 and 2004 at our St. Laurent facility (the Retrospective Review) and the impact that this is having on our early-stage businesses. Direct costs of the Retrospective Review totalled $10 million in the quarter.

Instruments revenues were down 5% as reported and up 1% organically. Operating income and adjusted EBITDA were level with the prior year, despite the lower revenues, and organic adjusted EBITDA growth was 37%. Isotopes realized unusually strong cobalt volumes in the fourth quarter in 2005. As a consequence, revenues and operating income for this business were down both organically and as reported.

Selling, general, and administration (SG&A) expenses for the quarter were $69 million compared to $68 million last year. The figures for the fourth quarter this year include costs of $5 million associated with the Retrospective Review and $6 million related to our ongoing Sarbanes-Oxley (SOx) compliance activities. Including the SG&A incurred in our Canadian diagnostics business, SG&A for the year was 19.9% of revenues compared to 20.7% last. Excluding the impact of the costs associated with the Retrospective Review from this figure, SG&A was 18.3% of revenues, 200 basis points lower than in 2005 and at the top of our expectations for a 100 to 200 basis point decrease across our overall businesses.

During the quarter, we spent $17 million on research and development (R&D) activities and expensed $7 million, compared to $18 million and $7 million, respectively, in the same quarter last year.

Consolidated depreciation and amortization expense increased $1 million compared to last year. Capital expenditures for the quarter were $17 million, focused primarily in the pharmaceutical services business. Capital expenditures in the prior year totalled $47 million, including spending related to the MAPLE project.

Reported earnings per share from continuing operations were $0.12 for the quarter, compared to a loss of $0.26 in 2005. Adjusted earnings per share from continuing operations for the quarter were $0.03 compared to $0.11 earned in the same period last year. Adjusted earnings per share were as follows:

	Fourth Quarter		Fiscal Year
	2006	2005	2006	2005
Basic and diluted EPS from continuing operations - as reported	$0.12	$(0.27)	$0.22	$-
Adjustments:
Gain on sale of a business	-	-	(0.01)	-
MAPLE settlement	-	-	0.04	-
Mark-to-market on interest rate swaps	-	0.01	-	0.01
Restructuring charges	(0.06)	0.27	(0.04)	0.30
Valuation provisions	-	0.09	0.06	0.13
Tax rate change	(0.03)	-	(0.03)	-
Adjusted EPS	$0.03	$0.10	$0.24	$0.44

MDS Pharma Services

Financial highlights
Fourth Quarter					Fiscal Year
		% Change					% Change
2006	2005	Reported	Organic		2006	2005	Reported
				Net revenues:
$78	$83	(6%)	1%	Early-stage	$305	$336	(9%)
59	52	13%	18%	Late-stage	217	207	5%
$137	$135	1%	7%		$522	$543	(4%)

(16)	(26)	(38%)		Operating loss	(45)	(55)	(18%)
				Adjustments:
-	-			Gain on sale of a business	(2)	-
-	6			Valuation provision	-	14
(1)	20			Restructuring charges	-	24
(17)	-			Adjusted operating loss	(47)	(17)
9	9			Depreciation and amortization	34	31
$(8)	$9	(188%)	n/m	Adjusted EBITDA	$(13)	$14	(192%)

(6%)	7%			Adjusted EBITDA margin	(3%)	3%

Reported revenues grew 1% as a result of 18% organic revenue growth in our late-stage businesses. The strong results from these businesses offset weakness in our early-stage bioanalytical and early clinical services, resulting in 7% organic growth overall. Both late-stage global clinical development and global central laboratories had strong quarters, with organic revenue growth of 13% and 25% respectively. In early-stage pre-clinical businesses, drug safety also put in a solid quarter, with revenue growth of 11%. For the year reported revenues were down 4% and up 3% organically.

Bioanalytical services continue to be heavily impacted by the ongoing Retrospective Review of our Montreal facilities and by customer reaction to the Retrospective Review and the August 2006 FDA letter. Bioanalytical revenues were down 20% (13% on an organic basis). Early clinical research has also felt some impact from the Review and work in our St. Laurent facilities is below normal levels. Early clinical revenues are down 2% on an as-reported basis, but achieved 7% growth on an organic basis.

Backlog was US$430 million, up 26% year-over-year and 8% compared to the third quarter.

Average monthly backlog	(millions of US dollars)
Fiscal 2005 - Quarter 1	$315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 - Quarter 1	370
Quarter 2 Quarter 3 Quarter 4	400 400 430

The growth in backlog is fueled by continued success in winning new business in global clinical development and central laboratories. We have focused our business development activities on improving the profitability of the studies we undertake and are pleased with the success of this effort thus far. During the quarter, we opened our new central laboratory in New Jersey. This facility will support growth initiatives for this business targeted at the US market.

Growth in backlog in our late-stage businesses has more than offset weakness in new orders in early-stage business, for which our backlog has been in decline since the beginning of the Retrospective Review. Backlog in our early-stage businesses is down by one-third from its peak prior to our announcement of the unfavourable audit results from our Montreal facility in December of 2004.

The pharmaceutical services segment had a fourth quarter operating loss of $16 million this year, down from $26 million last year. Adjusted EBITDA for MDS pharmaceutical services for the fourth quarter of 2006 was a loss of $8 million, compared to $9 million in adjusted EBITDA earned last year in the quarter. Excluding the costs incurred directly in the segment associated with the Retrospective Review, adjusted EBITDA approached breakeven. Results for the prior year quarter included $3 million associated with the Review.

Capital expenditures in the pharmaceutical services segment in the fourth quarter were $11 million compared to $13 million last year. Capital expenditures included work at our Bothell and Lincoln facilities, along with the completion of the expansion of our Lyon facility.

We remain focused on taking action to position MDS Pharma Services for continued growth and improved operating profitability as we move forward. Recently, we have taken a number of steps designed to focus on MDS Pharma Services’ core competencies and strengthen the business:

▪	Appointment of David Spaight as President of MDS Pharma Services
▪	Strengthening our senior management team with new global leaders in Pharmacology, Early Clinical Research, Bioanalysis, Global Clinical Development, and Global Central Labs
▪
Expansion of our early clinical research capacity in Lincoln (50 beds), expansion of capacity in our drug safety testing business in Lyon, and beginning an expansion of our Phoenix early clinical research capacity (300 beds)

▪
Sale or closure of a number of our smaller, less profitable business lines and sites including: Munich (clinical pharmacology), Geneva (in vitro pharmacology), Taipei (fermentation); Tampa (pharmaceutics), Blainville (pharmaceutics), Bothell (biopharmaceutics/biosafety), and Lincoln (agricultural testing)

▪	Stringent management of hiring and discretionary spending
▪	Enhanced management review and reporting processes
▪	More selective business development activities, particularly in our late-stage businesses
▪	Introduction of LeanSigma as a primary tool to facilitate continuous improvement

In the fourth quarter, we took further action aimed at productivity improvement in our growing pharmacology and global clinical development businesses through the elimination of 50 positions, which resulted in a $3 million restructuring charge being recorded in the quarter, offsetting a reduction in certain restructuring reserves set aside last year.

Subsequent to quarter-end, we announced the closure of our Phase I facility in New Orleans, which was reconstructed after it was damaged by Hurricane Katrina in 2005. Unexpectedly, our experience has been that it is difficult to attract volunteers necessary to conduct studies and that customers have been reluctant to place work in this region, preferring instead to direct studies to our other facilities. With our recently completed expansion in Lincoln and our ongoing expansion in Phoenix, we will have sufficient new capacity to accommodate the expected continued growth in demand for our Phase I services in 2007 and beyond.

Also subsequent to quarter-end, we completed the sale of our local Spanish clinical development business. This operation was focused exclusively on domestic Spanish opportunities and was not considered to be central to our global clinical development business going forward. We will continue to have an operating presence in Madrid, which will be managed as part of our integrated global clinical development network.

Additional operating improvement initiatives are currently under evaluation, which we expect to implement in coming months.

FDA review of bioanalytical operations
The Company continues to work to address FDA issues related to bioequivalence operations in our St. Laurent and Blainville facilities. Other lines of business in St. Laurent and elsewhere, and other sites where bioequivalence work is conducted, are not the subject of the FDA letters and discussions described below. These other business lines and sites continue to operate in the ordinary course of business and are subject from time to time to routine FDA inspections. We have no indication that the FDA has concerns with respect to these operations.

The current regulatory issues commenced with the receipt of two letters from the FDA in May and December 2004. The first of these letters expressed concerns related to certain procedures performed in a bioanalytical study in 2001 at our St. Laurent facility. The second letter related to inspections of the St. Laurent bioequivalence operations during September and October 2004.

In response to these letters, we met with the FDA during February 2005 and agreed on a plan for MDS to undertake a comprehensive self-review of bioequivalence studies conducted at our St. Laurent facility from 2000 through 2004 (the Retrospective Review). This Review commenced in March 2005.

The FDA conducted an inspection of our bioequivalence operations in St. Laurent and Blainville during March 2006. At the conclusion of the inspections, we received observations on a Form 483 related to the effectiveness and management of the Retrospective Review, as well as certain studies conducted at both sites. Following the inspection, the Company made changes to the review management team, specific changes in the Retrospective Review, and voluntarily suspended all commercial bioanalytical liquid chromatography/mass spectrometry operations at the St. Laurent facility in order to focus the site’s resources on completing the review in a high quality manner.

In September 2006, we received a letter from the FDA (the 2006 Letter) regarding the March inspection, the Retrospective Review and certain of our responses to the Form 483 comments received in March 2006. The 2006 Letter was critical of the management and the effectiveness of the Retrospective Review and took issue with certain responses to the Form 483 observations and our investigation of certain results. While not addressing all of the actions implemented by the Company since March 2006, the letter made it clear that we had not yet been able to satisfactorily demonstrate to the FDA the effectiveness of the Retrospective Review or that their concerns had been fully addressed.

We also were advised during 2006 by a limited number of customers that they had received letters from the FDA indicating that submissions containing bioequivalence data from our St. Laurent and Blainville facilities would not be approved until FDA concerns with the data were resolved.

In October 2006, we met with the FDA regarding the status of the Retrospective Review and the 2006 Letter. At this meeting, and in correspondence with the FDA and responses to the 2006 Letter and the 483 observations, MDS has responded to the concerns raised by the FDA, highlighted upgrades and enhancements to the Retrospective Review and provided a comprehensive update of the findings of the Retrospective Review. While the Company considers the October meeting to have been productive and believes that it has provided information sufficient to address FDA concerns with the Retrospective Review, MDS has not yet received a response from the FDA to its submissions and there can be no assurance that the FDA will be satisfied with the MDS response, that the FDA will accept the results of the Retrospective Review, or that the Agency will not take further enforcement action.

During the quarter, we continued to devote substantial effort and resources in the conduct of the Retrospective Review, incurring direct costs of $10 million, of which $9 million is included in MDS Pharma Services’ results and $1 million is recorded in our Corporate segment. Full year costs for 2006, were $31 million, split $27 million and $4 million between MDS Pharma Services and Corporate, respectively. These amounts include direct labour, consulting costs, and the cost of related customer accommodations.

Since February 2005 we have worked diligently in the conduct of the Retrospective Review and to address issues raised by the FDA related to our St. Laurent and Blainville bioequivalency operations including:

▪	Establishing a dedicated team in February 2005 to conduct the Retrospective Review, which now includes approximately 100 full time employees
▪	Improving the leadership, project management, and control of the Retrospective Review in response to the March 2006 inspection
▪
Initiated changes to the Company’s quality and regulatory procedures, including the introduction of a Quality Leadership Program to formalize the learnings from the Retrospective Review. This program is designed to improve customer quality and services through continuous improvement and compliance across all of our bioanalytical sites to ensure that operations are compliant with current FDA standards including procedures that automatically trigger investigational activities when data issues occur

▪	Engaging third party consultants, including Lachman Consultant Services Inc. to assist with the review and audit the process and results
▪	Suspending all commercial bioanalytical liquid chromatography/mass spectrometry operations in the St. Laurent facility in March 2006 to allow the facility to focus solely on the Retrospective Review.
▪	Prioritizing of studies subject to letters from the FDA as described above
▪	Providing detailed response to FDA 483 observations and letters.
▪	Submitting study closure reports to the FDA and sponsors upon the completion of the review and audit of studies.

Since receipt of the first FDA letter, we have worked closely with our clients to keep them informed of our ongoing discussions with the FDA. We have worked especially closely with clients who have had bioanalytical data produced in our St. Laurent and Blainville facilities by prioritizing study reviews to correspond with the client priorities.

Bioequivalence work with our generic customers has suffered a significant decline over the period that we have been addressing the FDA issues. Our early clinical business has continued to experience a noticeable revenue impact, generally attributable to reluctance by certain of our generic customers to place work in the St. Laurent clinic while the review is underway.

Resolution of the Retrospective Review remains a key operational focus for MDS Pharma Services and MDS. We have focused on maintaining open communication with clients and keeping them aware of the progress of our work. We remain committed to working cooperatively with the FDA and our customers to address all of the FDA’s concerns and to complete the Retrospective Review in a satisfactory manner. There can be no assurance that these studies will be acceptable to the FDA or that they will not require additional work.

At the current time we are not able to estimate the full extent or cost of the effort required to fully satisfy the FDA and related client obligations. We also are unable to judge what further impact this situation will have on our business development activities, particularly for our bioanalytical and early clinical operations. At present, we consider the average monthly cost experienced in the current quarter to be representative of the costs we will incur through to completion of the Retrospective Review.

MDS Nordion

Financial highlights

Fourth Quarter					Fiscal Year
		% Change					% Change
2006	2005	Reported	Organic		2006	2005	Reported
$85	$96	(11%)	(5%)	Net revenues	$338	$325	4%

$21	$21	-		Operating income	$80	$80	-
				Adjustments:
- (2)	- 4			MAPLE settlement Restructuring charges	10 (2)	- 4
19	25	(24%)		Adjusted operating income	88	84	5%
4	6			Depreciation and Amortization	16	17
$23	$31	(26%)	(9%)	Adjusted EBITDA	$104	$101	3%

27%	32%			Adjusted EBITDA margin	31%	31%

Our isotopes revenues were down 11% as reported and down 5% year-over-year on an organic basis in the fourth quarter. Shipments of cobalt were particularly strong in the fourth quarter of 2005 and were 69% higher than the corresponding period this year. Medical isotopes levelled off compared to the strong growth experienced in the first half of the year, as the supply structure in this industry has largely returned to normal. For the full year, revenues were up 4% as reported and 14% organically.

Our sterilization business is heavily dependent on cobalt inventories, which are, in turn, impacted by maintenance schedules for the power generating reactors in which they are produced. Quarterly volumes and revenues for this portion of our isotopes business can fluctuate significantly based on the timing of reactor maintenance. Our inventory of cobalt was reduced in the latter part of fiscal 2006 for this reason, and consequently, the fourth quarter marked the end of a period of stronger volumes as we rebuild our available supplies.

Reported operating income was level with the $21 million generated in 2005, and adjusted EBITDA was down 26%. Despite a drop in revenues, organic adjusted EBITDA was down just 1%. All figures reflect the impact of strong cobalt volumes in the fourth quarter of 2005. Currency fluctuations continue to be significant for the isotopes business and, for the full year, adjusted EBITDA was up 3% as reported and 31% on an organic basis.

There were no capital expenditures in the isotopes segment in the fourth quarter, compared to $26 million last year, most of which was spent on the MAPLE project.

We remain encouraged by prospects in the medical imaging markets, as we have successfully negotiated new contracts with some of our larger customers. Nonetheless, we expect that the early part of fiscal 2007 will be softer than 2006 due to the unusual market conditions that existed at the beginning of this year and our relatively low cobalt inventories.

MDS Sciex

Financial highlights

Fourth Quarter					Fiscal Year
		% Change					% Change
2006	2005	Reported	Organic		2006	2005	Reported
$69	$73	(5%)	1%	Net revenues	$280	$286	(2%)

$11 -	$11 3	-		Operating income Adjustment: Restructuring charges	$54 -	$61 3	(11%)
11 6	14 3			Adjusted operating income Depreciation and amortization	54 21	64 12
$17	$17	-	37%	Adjusted EBITDA	$75	$76	(1%)

25%	23%			Adjusted EBITDA margin	27%	27%

In the fourth quarter, our instruments business grew 1% on an organic basis, although reported revenues were 5% lower due to currency effects. The strong organic growth continued to be driven by the performance of our small molecule businesses and high-end triple quad and trap products. Strength in the sales to applied markets remains robust, as does growth in the markets for our products in India and China. For the full year, reported revenues were down 2% but up 5% organically.

Reported operating income and adjusted EBITDA were level with the same quarter of fiscal 2005 and adjusted EBITDA was up 23% on an organic basis. Increased depreciation and amortization this year offset the impact of adjusting for restructuring costs last year. The increased depreciation and amortization reflects the amortization of deferred development costs associated with new products launched during the year and costs associated with our new ERP system. For the full year, adjusted EBITDA was down 1% and up 22% organically.

Gross R&D spending for the quarter was down from last year, primarily due to reduced spending on the CellKey™ System and 4800 platforms, which entered commercial production last year.

Capital expenditures in the instruments segment in the quarter (excluding capitalized development costs) were $3 million this year compared to $1 million in 2005.

The continuing strength in the small molecule and applied markets has helped our results this year. Although negatively impacted by changes in the value of the US dollar this year, currency markets appear close to stabilizing. Despite this, we will continue to feel the impact of the declining dollar on our reported results next year. Nonetheless, we expect a continuation of strength from high-end platforms and sales into applied markets remain strong.

Corporate and Other

Financial Highlights

Fourth Quarter			Fiscal Year
2006	2005		2006	2005
$4	$(51)	Operating costs excluding depreciation	$(35)	$(61)
		Adjustments:
-	7	Valuation provisions	7	7
(2)	3	Mark-to-market adjustment on interest rate swaps	1	3
(9)	29	Restructuring charges	(6)	30
$(7)	$(12)	Adjusted operating costs	$(33)	$(21)

Adjusted operating expenses for Corporate were $7 million for the quarter, including costs of $4 million associated with our ongoing SOx compliance activities and $1 million for special consulting costs to oversee our response to the Retrospective Review.

Corporate adjustments in the quarter include a $9 million reduction in a reserve set aside last year for expected contract cancellation costs. We were able to negotiate termination of this contract without penalty and as a consequence, this reserve is no longer required. Also included in adjustments this quarter are mark-to-market gains on interest rate swaps that do not qualify for hedge accounting.

Interest expense was up slightly at $7 million for the quarter this year. Dividend and interest income was $5 million compared to $4 million last year due to higher interest rates and cash balances and interest earned on tax instalment balances as a result of the favourable resolution of an income tax reassessment.

Income taxes

The effective tax rate for the quarter was 11% compared to 21% for the same period last year and 30% for the year-to-date. During the fourth quarter, we revalued our future tax balances based on the enacted Canadian federal rate reduction and the Quebec tax rate increase. The impact of this revaluation was a $4 million reduction in net future tax liabilities. Under Canadian GAAP, this adjustment results in a decrease in tax expense for the quarter.

In the fourth quarter of 2004, as a result of a routine audit the Canada Revenue Agency reassessed MDS disallowing $40 million of distribution expenses relating to one of our partnerships. During the quarter our appeal of this matter was allowed and the reassessment was dismissed.

Discontinued operations
The results of our discontinued businesses were as follows:
	Three months to October 31		Year ended October 31
	2006	2005	2006	2005
Net revenues	$92	$161	$414	$675
Cost of revenues	(50)	(108)	(256)	(477)
Selling, general and administration	(17)	(32)	(61)	(113)
Depreciation and amortization	(2)	(3)	(10)	(14)
Goodwill write-down	-	(15)	-	(15)
Gain on sale of discontinued operations	-	-	28	-
Restructuring charges	-	(11)	(1)	(11)
Other expenses	(3)	-	(3)	-
Equity earnings (loss)	1	-	3	2
Operating income (loss)	21	(8)	114	47
Interest expense	-	-	-	(1)
Dividend and interest income	1	1	2	3
Income taxes recovery (expense)	18	(1)	7	(9)
Minority interest - net of tax	(3)	(3)	(10)	(10)
Income (loss) from discontinued operations - net of tax	$37	$(11)	$113	$30
Basic earnings (loss) per share	$0.25	$(0.08)	$0.79	$0.21

Income taxes applicable to our discontinued operations for the fourth quarter include a $15 million tax recovery related to the recognition in 2006 of the tax shelter provided by capital losses of prior years that were not recognized at the time of incurrence and a $4 million recovery related to assets disposed of n the year. We expect to use these losses to reduce the amount of cash taxes payable as a result of the sale of the diagnostic business and accordingly have classified this recovery within discontinued operations.

Additionally, the fourth quarter results from discontinued operations include a $3 million non-cash valuation provision.

During the first three quarters of fiscal 2006, we reported the results of our Canadian diagnostics business (excluding our interest in Calgary Laboratory Services) as a continuing operation. To assist readers in understanding the results of our full operations for the fiscal year, we are providing the table and commentary below, which describe the results from our diagnostics business and our consolidated operating results as they would have been reported if the diagnostics business were not being treated as a discontinued business beginning with this quarter.

Financial highlights - Canadian diagnostics business discontinued in the fourth quarter

Fourth Quarter				Fiscal 2006
		% Change				% Change
2006	2005	Reported		2006	2005	Reported
$92	$86	7%	Net revenues	$354	$335	6%

$26	$10	160%	Operating income	$96	$52	85%
			Adjustment:
-	11		Restructuring charges	1	11
26	21		Adjusted operating income	97	63
2	-		Depreciation and amortization	8	8
$28	$21	33%	Adjusted EBITDA	$105	$71	48%

30%	24%		Adjusted EBITDA margin	30%	21%

Results from our diagnostics business continue to be strong. Revenues climbed 7%, reflecting the new Ontario fee agreement (signed in the second quarter) and ongoing solid performance in our British Columbia operations.

Adjusted EBITDA for diagnostics increased to $28 million in the fourth quarter this year, compared to $21 million reported last year, and our adjusted EBITDA margin was 30% this year compared to 24% last year. We have maintained the margin expansion begun last fall that is a direct result of the cost realignment initiatives launched in September last year and the LeanSigma projects that we currently have underway.

Liquidity and capital resources

	October 31, 2006	October 31, 2005	Change
Cash, cash equivalents and short-term investments	$436	$265	65%
Operating working capital[1]	$117	$82	43%
Current ratio	2.3	1.7
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

Cash and cash equivalents have risen $171 million since October 31, 2005 and $85 million since July 31, 2006. The increase in cash since July has been primarily driven by cash flow from operations and it has also been accompanied by a reduction in operating working capital. Changes in net working capital, from continuing operations, used $8 million of cash from continuing operations in the quarter, compared to $42 million provided by these operations in the same quarter last year. Cash flow from continuing operations for the quarter was $68 million compared to $40 million last year.

Inventories are down substantially from October 2005 due to the sale of MAPLE-related inventories to AECL in the second quarter of 2006, and are down slightly compared to the July quarter-end level. Accounts payable and accrued liabilities are also down substantially from last year-end, reflecting payment of restructuring costs, and the assumption by AECL of liabilities associated with the MAPLE project. Accounts payable and accrued liabilities are higher than the July levels due to normal business cycles.

Accounts receivable and unbilled revenues (net of current deferred revenue) are up $46 million from October 31, 2005. Billing delays in our pharmaceutical services segment associated with our recent conversion of a portion of that business unit to our new ERP platform caused unbilled and uncollected accounts receivable to climb during 2006. We devoted resources to clearing this billing backlog in the fourth quarter and we are now focused on collection of these outstanding balances.

Cash used in investing activities by continuing operations totalled $14 million in the fourth quarter of 2006 compared to $64 million last year, reflecting the significant impact that investment in the MAPLE project had on our capital budget in prior years. In addition, we spent $7 million to acquire Skeltech in the fourth quarter of 2005.

We used cash of $9 million in financing activities during the quarter as long-term debt payments, dividends, and distributions exceeded the proceeds from share issuance. We made no purchases under our Normal Course Issuer Bid during the fourth quarter in either year.

Our liquidity needs can be satisfied from cash generated from operations and short-term borrowings against our available lines of credit. No funds were borrowed under our credit facility as of October 31, 2006. We believe that cash flow generated by operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated capital expenditures, research and development expenditures and other cash requirements in 2007. At this time, we do not expect any presently known trend or uncertainty to affect our ability to access our current sources of cash. We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual obligations
During the quarter, we negotiated an end to a substantial commitment related to outsourced information technology support. As a result, long-term obligations under these contracts of $211 million outstanding at the end of fiscal 2005 have been eliminated. We have renegotiated contracts related to certain of these services and as a result, in the third quarter, we entered into new commitments totalling $50 million over five years.

There has been no substantive change in any of our long-term debt or other long-term obligations since October 31, 2005. We have not entered into any new guarantees of the debt of other parties, nor do we have any off-balance sheet arrangements.

Subsequent to the end of the quarter, we sold our secured debt interest in Hemosol Corp. for an amount that approximates its carrying value.

Derivative instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure. These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures. All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to assist it in determining the fair market values of the financial instruments.

The unrecorded mark-to-market value of derivative instruments at October 31, 2006 was $1 million.
Capitalization
	October 2006	October 2005	Change
Long-term debt	$442	$465	(5%)
Less: cash, cash equivalents and short-term investments	436	265	65%
Net debt	6	200	(97%)
Shareholders’ equity	1,590	1,425	12%
Capital employed[1]	$1,596	$1,625	(2%)
 1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased $23 million during fiscal 2006, due to principal payments totalling $8 million and to revaluation of our US-dollar denominated long-term debt. The US dollar has depreciated by $0.06 since October 31, 2005, resulting in an in-year unrealized gain on our senior unsecured notes of $18 million and bringing the total cumulative unrealized gain to $142 million. This unrealized gain is recorded in the cumulative translation adjustment account.

Pro-forma consolidated operating highlights

The following table presents, on a pro-forma basis, results on the same consolidated basis for which they were reported for the first three quarters of fiscal 2006, prior to the discontinuation of the balance of our Canadian diagnostics business.

Fourth Quarter					Fiscal Year
		% Change					% Change
2006	2005	Reported	Organic		2006	2005	Reported
$383	$390	(2%)	3%	Net revenues	$1,494	$1,489	-

45	(35)	n/m		Operating income	149	76	96%
				Adjustments:
-	-			Gain on sale of a business	(2)	-
-	-			MAPLE settlement	10	-
-	13			Valuation provisions	8	21
(2)	3			Mark-to-market on interest rate swaps	-	3
(12)	67			Restructuring charges	(7)	72
31	48	(35%)		Adjusted operating income	158	172	(8%)
21	18			Depreciation and amortization	79	69
$52	$66	(21%)	(7%)	Adjusted EBITDA	$237	$241	(2%)

14%	17%			Adjusted EBITDA margin	16%	16%

Pro-forma revenues for the fourth quarter of 2006 were $383 million, down 2% on a reported basis from $390 million in the fourth quarter of 2005. On an organic basis, revenues grew by 3%, driven particularly by 7% organic growth in our pharmaceutical services segment and 7% growth in diagnostic. Reported operating income was $45 million compared to a loss of $35 million in 2005. Results for both years were affected by restructuring activities. Adjusted EBITDA of $52 million was down from $66 million in the prior year.

Pro-forma earnings per share for the fourth quarter of 2006 were $0.18 compared to $0.25, as detailed below:

	Fourth Quarter		Fiscal Year
	2006	2005	2006	2005
Basic and diluted EPS	$0.37	$(0.34)	$1.01	$0.22
Loss (income) from discontinued operations excluding Ontario and BC diagnostics	(0.02)	0.13	0.20	0.08
Pro-forma EPS	0.35	(0.21)	0.81	0.30
Adjustments:
Gain on sale of a business	-	-	(0.01)	-
MAPLE settlement	-	-	0.04	-
Mark-to-market on interest rate swaps	-	0.01	-	0.01
Restructuring charges	(0.06)	0.35	(0.04)	0.38
Valuation provisions	0.02	0.10	0.08	0.13
Tax rate change	(0.03)	-	(0.03)	-
Capital losses not previously recognized	(0.10)	-	(0.10)	-
Pro-forma adjusted EPS	$0.18	$0.25	$0.75	$0.82

Quarterly highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with Canadian GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

(millions of Canadian dollars, except earnings per share)
	Fiscal 2006	Oct 2006	July 2006	Apr 2006	Jan 2006
Net revenues	$1,140	$291	$288	$279	$282
Operating income (loss)	$54	$20	$6	$2	$26

Income (loss) from continuing operations	$32	$16	$3	$(2)	$15
Net income (loss)	$145	$53	$21	$16	$55
Earnings (loss) per share from continuing operations
Basic and diluted	$0.22	$0.12	$0.02	$(0.02)	$0.10
Earnings (loss) per share
Basic and diluted	$1.01	$0.37	$0.14	$0.12	$0.38
(millions of Canadian dollars, except earnings per share)
	Fiscal 2005	Oct 2005	July 2005	Apr 2005	Jan 2005
Net revenues	$1,154	$304	$286	$277	$287
Operating income (loss)	$24	$(45)	$17	$19	$33

Income (loss) from continuing operations	$1	$(37)	$5	$13	$20
Net income (loss)	$31	$(48)	$19	$29	$31
Earnings (loss) per share from continuing operations
Basic and diluted	$-	$(0.27)	$0.04	$0.10	$0.13
Earnings (loss) per share
Basic and diluted	$0.22	$(0.34)	$0.14	$0.21	$0.21

There were no unusual seasonal variations in these two 12-month periods. Operating income for the quarter ended October 2005 was reduced by $69 million as a result of valuation and restructuring provisions.

Outlook
In fiscal 2006 we generated solid organic revenue growth from our isotopes, instruments, and late-stage pharmaceutical services businesses. Organic growth in adjusted EBITDA was strong for MDS Sciex but weak for MDS Nordion, where we faced a difficult comparison to a very strong quarter at the end of 2005. Pharmaceutical services made progress in several areas but continued to face difficulties in early-stage businesses due to the effects of the Retrospective Review.

The sale of the diagnostics business, which we expect to conclude by the end of January 2007, will substantially change the face of MDS. It will also result in net proceeds of approximately $1 billion. We plan to use up to $500 million of these funds to complete a substantial issuer bid to buy back MDS Common shares in a Dutch auction. We intend to launch this bid as soon as practical after closing the sale of the diagnostics business. In order to be on par with other companies in the global life sciences market, we also will discontinue our quarterly dividend and cancel our dividend reinvestment plan when we complete the share buy-back. We currently expect that our January dividend will be the last such payment.

Both the US dollar and the Euro remain weak relative to the Canadian dollar, which has significantly affected our results as reported in Canadian dollar terms. Our hedges are now providing substantially less shelter than has been true in the recent past. At year-end, our current hedge portfolio covers approximately 50% of our forecasted US-dollar denominated revenues for 2007 and the effective rate for the portfolio is on par with current exchange rates. We do not hedge currency exposure on currencies other than the US dollar and we do not hedge foreign currency transactions outside of Canada. We will continue to provide analysis of our results on an organic basis to help provide a clearer understanding of the trends affecting our businesses.

As reported in previous quarters, we will be shifting to reporting in US dollars in the first quarter of 2007, following the completion of the sale of our diagnostics business. In addition, we will adopt a quarterly US GAAP net income reconciliation in the first quarter of 2007, as a first step in our transition to US GAAP reporting.

Fiscal 2006 has been a difficult year for MDS Pharma Services. Although revenue and backlog growth were strong in our late-stage businesses, the early-stage businesses were very negatively affected by the Retrospective Review. The Retrospective Review cost $31 million in direct spending this year and the impact of the resulting uncertainty on revenues was significant, although the full impact cannot be measured with precision. We maintained our focus on this issue in the fourth quarter and our efforts will continue until the FDA is satisfied with our analysis and conclusions. Although we are devoting substantial attention to dealing with this issue, we have not lost sight of the fact that profitability from MDS Pharma Services must improve. As outlined above, we have taken some steps already, and we expect to announce further initiatives aimed at a significant improvement in the operating results of this business before the end of the first quarter.

Our isotopes business had a successful 2006. Results were strong in the first half of the year, as we stepped-up production of certain critical isotopes to meet an unexpected supply disruption experienced in the market. We have been successful in signing contract extensions with many of our key customers and we have achieved some price increases. Revenue and operating income in 2006 included the last full year of recognition of deferred revenues from the Biogen-Idec supply contract. Biogen-Idec has indicated that Zevalin® continues to under-perform their expectations and have also indicated that they are reviewing their options for this product. We will monitor this situation as it develops next year.

While lower in the fourth quarter due to normal inventory and supply conditions, our cobalt business continues to be a strong performer, and we benefited from good cobalt availability for most of the year. We will face some volatility in cobalt supply in fiscal 2007, and overall cobalt revenues are expected to fall short of 2006 levels. This will be only partially offset by expected increases in sales of our cobalt therapy equipment, following the launch of new products earlier this year. We have also launched a clinical trial on our TheraSphere® product for liver cancer. This clinical trial will evaluate the effectiveness and safety of TheraSphere with the goal of making this cancer therapy more widely available to help more patients suffering from secondary liver cancer.

Continued strong sales of high-end instruments targeted at the small molecule and applied markets enabled us to maintain organic growth for MDS Sciex. While revenue growth was modest this year, organic adjusted EBITDA growth was strong. We see continued strength in the small molecule and applied markets as we enter fiscal 2007. We also continue to work on new products and anticipate higher revenues from our CellKey™ System as this new technology gains market acceptance.

The impact of currency remains an issue for this business, although one of less significance than in prior years. We are taking steps to address our cost structure in this business to address the pressure on revenues resulting from foreign exchange. Our new manufacturing facility in Singapore is now fully operational and we have been transferring production of certain units to that facility. We expect this move will allow us to reduce our overall cost of production and will provide enhanced access to an Asia supply chain that will provide cost savings on materials consumed in both of our plants.

Our SOx activities continued in the fourth quarter and we are now focused on the final testing of controls and audit activities. We have worked closely with our auditors, and have established a clear plan for their audit procedures to enable them to complete their work in a timely and effective manner. Our focus is to complete the required SOx testing for all of our businesses in time to report as required with the filing of our annual report in January 2007.

Consolidated Statements of Financial Position [unaudited]
As at October 31 [millions of Canadian dollars]	2006	2005 (Revised Note 3)
Assets
Current
Cash and cash equivalents	$284	$265
Short-term investments	152	-
Accounts receivable	256	247
Unbilled revenue	136	114
Inventories	97	159
Income taxes recoverable	47	3
Prepaid expenses and other	24	21
Assets held for sale [note 3]	220	114
	1,216	923

Property, plant and equipment	381	808
Future tax asset	42	41
Long-term investments and other [note 14]	191	144
Goodwill	468	479
Intangibles	380	42
Assets held for sale [note 3]	-	243
Total assets	$2,678	$2,680

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$268	$319
Deferred revenue	104	119
Income taxes payable	9	29
Current portion of long-term debt	22	12
Liabilities related to assets held for sale [note 3]	128	50
	531	529

Long-term debt	420	453
Deferred revenue	19	27
Other long-term obligations	26	35
Future tax liabilities	92	68
Liabilities related to assets held for sale [note 3]	-	143
	$1,088	$1,255
Shareholders’ equity
Share capital [note 2]	885	847
Retained earnings	730	604
Currency translation adjustment	(25)	(26)
	1,590	1,425
Total liabilities and shareholders’ equity	$2,678	$2,680
See accompanying notes

Consolidated Statements of Income
[unaudited]

	Three months to October 31		Year ended October 31
[millions of Canadian dollars, except per share amounts]	2006	2005 (Revised Note 3)	2006	2005 (Revised Note 3)
Net revenues	$291	$304	$1,140	$1,154
Cost of revenues	(189)	(184)	(743)	(709)
Selling, general and administration	(69)	(68)	(248)	(245)
Research and development [note 4]	(7)	(7)	(19)	(31)
Depreciation and amortization	(19)	(18)	(71)	(61)
Restructuring charges - net [note 5]	12	(56)	8	(61)
Other income (expense) - net [note 7]	1	(9)	(7)	(17)
Equity earnings (loss)	-	(7)	(6)	(6)
Operating income (loss)	20	(45)	54	24
Interest expense	(7)	(6)	(26)	(21)
Dividend and interest income	5	4	18	10
Income (loss) from continuing operations before income taxes	18	(47)	46	13
Income taxes recovery (expense) [note 12]	(2)	10	(14)	(12)
Income (loss) from continuing operations	16	(37)	32	1
Income (loss) from discontinued operations - net of tax [note 3]	37	(11)	113	30
Net income (loss)	$53	$(48)	$145	$31
Basic and diluted earnings (loss) per share [note 6]
- from continuing operations	$0.12	$(0.27)	$0.22	$-
- from discontinued operations	0.25	(0.07)	0.79	0.22
Basic and diluted earnings (loss) per share	$0.37	$(0.34)	$1.01	$0.22
See accompanying notes
Consolidated Statements of Retained Earnings [unaudited]

	Three months to October 31		Year ended October 31
[millions of Canadian dollars]	2006	2005	2006	2005
Retained earnings, beginning of period	$682	$657	$604	$600
Net income (loss)	53	(48)	145	31
Repurchase of shares	-	-	-	(8)
Dividends - cash	(4)	(3)	(15)	(14)
Dividends - stock	(1)	(2)	(4)	(5)
Retained earnings, end of period	$730	$604	$730	$604
See accompanying notes

Consolidated Statements of Cash Flows
[unaudited]

	Three months to October 31		Year ended October 31
[millions of Canadian dollars]	2006	2005 (Revised Note 3)	2006	2005 (Revised Note 3)
Operating activities
Net income (loss)	$53	$(48)	$145	$31
Income (loss) from discontinued operations	37	(11)	113	30
Income (loss) from continuing operations	16	(37)	32	1
Items not affecting current cash flow [note 9]	60	35	110	89
Changes in non-cash working capital balances relating to operations [note 9]	(8)	42	(104)	(1)
Cash provided by operating activities of continuing operations	68	40	38	89
Cash provided by operating activities of discontinued operations	43	9	117	72
	111	49	155	161
Investing activities
Increase in deferred development charges	(5)	(4)	(11)	(18)
Acquisitions	-	(7)	-	(7)
Proceeds from MAPLE transaction	-	-	27	-
Purchase of property, plant and equipment [note 10]	(17)	(47)	(61)	(125)
Proceeds on sale of businesses and investments	4	-	6	-
Purchase of short-term investments	-	-	(152)	-
Other	4	(6)	(16)	(7)
Cash used in investing activities of continuing operations	(14)	(64)	(207)	(157)
Cash provided by (used in) investing activities of discontinued operations	(1)	4	85	(2)
Financing activities
Repayment of long-term debt	(7)	-	(8)	(1)
Decrease (increase) in deferred revenue and other long-term obligations	-	4	(8)	(5)
Payment of cash dividends	(4)	(3)	(15)	(14)
Issuance of shares	2	4	30	11
Repurchase of shares	-	-	-	(13)
Cash provided by (used in) financing activities of continuing operations	(9)	5	(1)	(22)
Cash used in financing activities of discontinued operations	(2)	(2)	(14)	(11)
Effect of foreign exchange rate changes on cash and cash equivalents	-	(1)	1	-
Increase (decrease) in cash and cash equivalents during the period	85	(9)	19	(31)
Cash and cash equivalents, beginning of period	199	274	265	296
Cash and cash equivalents, end of period	$284	$265	$284	$265
See accompanying notes

Notes to Unaudited Consolidated Financial Statements
[All tabular amounts in millions of Canadian dollars, except where noted]

1. Accounting Policies
These consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared on a basis consistent with the Company’s annual financial statements for the year ended October 31, 2005, except as disclosed below, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Prior year amounts have been revised to reflect the results of discontinued operations, and a change in the way the Company reports segmented information.

(a) Accounting Policy Changes

(i)	Asset Retirement Obligations

The Company adopted CICA Handbook Section 3110 - Asset Retirement Obligations (ARO’s), on November 1, 2004. This section describes how to recognize and measure liabilities related to legal obligations of retiring property, plant and equipment.

The Company has identified an asset retirement obligation relating to decommissioning costs of a facility located in Kanata, Ontario. A liability will be recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is required to use a present value technique to estimate fair value.

(b) Measurement Uncertainty

To determine the assets held for sale related to those operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

2. Share Capital and Stock Options

The following table summarizes information on share capital and stock options and related matters as at October 31, 2006:
(number of shares in thousands)	Number	Amount
Common shares
Balance as at October 31, 2005	142,099	$847
Issued during the period	2,220	38
Balance as at October 31, 2006	144,319	$885
During the quarter, the Company did not repurchase or cancel any Common shares.

(number of shares in thousands)	Number	Average Exercise Price
Stock options
Balance as at October 31, 2005	7,673	$17.76
Activity during the period:
Granted	1,019	20.10
Exercised	(1,859)	14.76
Cancelled or forfeited	(983)	19.94
Balance as at October 31, 2006	5,850	$18.76

There were 3,612 stock options exercisable as at October 31, 2006.

3. Discontinued Operations
In October 2006, the Company signed an agreement to sell its Canadian laboratory services business, MDS Diagnostic Services in a $1.325 billion transaction. This strategic sale is designed to shift the Company’s business focus to the global life sciences market. In 2005, the Company approved a plan to divest of its interests in Source Medical Corporation, Calgary Laboratory Services LP and certain MDS Pharma Services businesses. As a result of these actions, these businesses are classified as discontinued operations.

The results of discontinued operations in the quarter and for the year were as follows:

	Three months to October 31		Year ended October 31
	2006	2005	2006	2005
Net revenues	$92	$161	$414	$675
Cost of revenues	(50)	(108)	(256)	(477)
Selling, general and administration	(17)	(32)	(61)	(113)
Depreciation and amortization	(2)	(3)	(10)	(14)
Goodwill write-down	-	(15)	-	(15)
Gain on sale of discontinued operations	-	-	28	-
Restructuring charges	-	(11)	(1)	(11)
Other expenses	(3)	-	(3)	-
Equity earnings (loss)	1	-	3	2
Operating income (loss)	21	(8)	114	47
Interest expense	-	-	-	(1)
Dividend and interest income	1	1	2	3
Income taxes recovery (expense)	18	(1)	7	(9)
Minority interest - net of tax	(3)	(3)	(10)	(10)
Income (loss) from discontinued operations - net of tax	$37	$(11)	$113	$30
Basic earnings (loss) per share	$0.25	$(0.07)	$0.79	$0.22

During the quarter ending October 31, 2006, a $15 million tax asset was recorded against the income tax expense relating to discontinued operations. This tax asset arises from capital losses that are available and expected to be utilized against the gain arising from the sale of MDS Diagnostic Services.

In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Assets held for sale and liabilities related to assets held for sale comprised:

	As at October 31	As at October 31
	2006	2005
Assets held for sale
Accounts receivable	$35	$63
Inventories	3	28
Prepaid expenses and other	3	3
Property, plant and equipment	32	64
Future tax asset	70	95
Long-term investments and other	15	15
Goodwill	61	88
Intangibles	1	1
Total assets held for sale	220	357
Less: Current assets held for sale[1]	(220)	(114)
Long-term assets held for sale	$-	$243

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$37	$72
Long-term debt	4	12
Other long-term obligations	7	7
Future tax liabilities	62	81
Minority interest	18	21
Total liabilities related to assets held for sale	128	193
Less: Current liabilities related to assets held for sale[1]	(128)	(50)
Long-term liabilities related to assets held for sale	$-	$143
1Assets held for sale and liabilities related to assets held for sale have been classified as current if the Company has signed agreements where such assets are expected to be disposed of within one year.

4. Research and Development

	Three months to October 31		Year ended October 31
	2006	2005	2006	2005
Gross expenditures	$17	$18	$60	$86
Investment tax credits	(1)	(2)	(9)	(8)
Recoveries from partners	(7)	(6)	(25)	(32)
Development costs deferred	(2)	(3)	(7)	(15)
Research and development	$7	$7	$19	$31

For the three months ended October 31, 2006, depreciation and amortization includes $2 million (2005 - $1 million) related to equipment used for research and development.

5. Restructuring Charges
An analysis of the activity in the provision through October 31, 2006 is as follows:
	Restructuring Charge	Cumulative drawdowns		Provision Balance at October 31, 2006
		Cash	Non-cash
2005:
Workforce reductions	$42	$(36)	$(1)	$5
Equipment and other asset write-downs - adjustment	8	-	(8)	-
Contract cancellation charges	12	(2)	(10)	-
	$62	$(38)	$(19)	$5
2006:
Workforce reductions	$1	$-	$-	$1
Contract cancellation charges	(9)	-	10	1
	$(8)	$-	$10	$2
				$7

The Company has continued to utilize the reserves established in prior years relating to change initiatives affecting support services, senior management reductions, and system implementations.

6. Earnings Per Share
a) Dilution

	Three months to October 31		Year ended October 31
(number of shares in millions)	2006	2005	2006	2005
Weighted average number of Common shares outstanding - basic	144	142	144	142
Impact of stock options assumed exercised	-	-	-	-
Weighted average number of Common shares outstanding - diluted	144	142	144	142

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:
	Three months to October 31		Year ended October 31
	2006	2005	2006	2005
Net income (loss)	$53	$(48)	$145	$31
Compensation expense for options granted prior to November 1, 2003	-	(1)	(2)	(5)
Net income (loss) - pro forma	$53	$(49)	$143	$26

Pro forma basic earnings (loss) per share	$0.37	$(0.35)	$0.99	$0.18
Pro forma diluted earnings (loss) per share	$0.37	$(0.35)	$0.99	$0.18

During the quarter, the Company granted 9,000 options (2005 - 26,000) at an average exercise price of $19.77 (2005 - $20.84). These options have a fair value determined using the Black-Scholes model of $4.18 per share (2005 - $7.01) based on the following assumptions:

	2006	2005
Risk-free interest rate	4.0%	3.9%
Expected dividend yield	0.0%	0.7%
Expected volatility	0.21	0.32
Expected time to exercise (years)	3.25	5.25

7. Other Income (Expense) - Net
	Three months to October 31		Year ended October 31
	2006	2005	2006	2005
Write-off of purchased technology	$-	$-	$-	$(8)
Write-down of long-term investments	-	(6)	-	(6)
Write-down of other long-term assets	-	-	(1)	-
Unrealized gain (loss) on interest rate swaps	2	(3)	-	(3)
Loss on sale of MAPLE assets	-	-	(10)	-
Gain on sale of businesses and investments	-	-	2	-
Insurance settlement	(1)	-	2	-
Other income (expense) - net	$1	$(9)	$(7)	$(17)

8. Post Employment Obligations
The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post employment obligation expense for the quarter was $1 million (2005 - $nil).

9. Supplementary Cash Flow Information
Non-cash items affecting net income comprise:
	Three months to October 31		Year ended October 31
	2006	2005	2006	2005
Depreciation and amortization	$19	$18	$71	$61
Write-down of long-term investments	-	6	-	6
Stock option compensation	(1)	1	4	3
Deferred revenue	(1)	(7)	(7)	12
Future income taxes	37	(1)	22	(14)
Equity earnings - net of distribution	7	8	12	8
Write-off of purchased technology	-	-	-	8
Write-down of property, plant and equipment	-	7	1	7
Loss on sale of MAPLE assets	-	-	10	-
Gain on sale of businesses and investments	-	-	(2)	-
Unrealized loss (gain) on interest rate swaps	(2)	3	-	3
Other	1	-	(1)	(5)
	$60	$35	$110	$89

Changes in non-cash working capital balances relating to operations include:

	Three months to October 31		Year ended October 31
	2006	2005	2006	2005
Accounts receivable	$(17)	$(19)	$(9)	$(8)
Unbilled revenue	51	(8)	(22)	(26)
Inventories	5	5	63	(4)
Prepaid expenses and other	17	5	(7)	(6)
Accounts payable and deferred revenue	(1)	70	(66)	63
Income taxes	(63)	(11)	(63)	(20)
	$(8)	$42	$(104)	$(1)

10. Segmented Information

				Three months to October 31, 2006
	Pharmaceutical Services	Isotopes	Instruments	Corporate and Other	Total
Net revenues	$137	$85	$69	$-	$291
Cost of revenues	(101)	(44)	(44)	-	(189)
Selling, general and administration	(43)	(16)	(3)	(7)	(69)
Research and development	-	(2)	(5)	-	(7)
Depreciation and amortization	(9)	(4)	(6)	-	(19)
Restructuring charges - net	1	2	-	9	12
Other income (expense) - net	(1)	-	-	2	1
Equity earnings (loss)	-	-	-	-	-
Operating income (loss)	$(16)	$21	$11	$4	$20

Total assets	$985	$697	$186	$590	$2,458

Capital expenditures	$11	$-	$3	$3	$17

				Three months to October 31, 2005
	Pharmaceutical Services	Isotopes	Instruments	Corporate and Other	Total
Net revenues	$135	$96	$73	$-	$304
Cost of revenues	(95)	(44)	(45)	-	(184)
Selling, general and administration	(31)	(20)	(5)	(12)	(68)
Research and development	-	(1)	(7)	1	(7)
Depreciation and amortization	(9)	(6)	(3)	-	(18)
Restructuring charges - net	(20)	(4)	(3)	(29)	(56)
Other income (expense) - net	(6)	-	-	(3)	(9)
Equity earnings (loss)	-	-	1	(8)	(7)
Operating income (loss)	$(26)	$21	$11	$(51)	$(45)

Total assets	$911	$789	$222	$401	$2,323

Capital expenditures	$13	$26	$1	$7	$47

				Year ended October 31, 2006
	Pharmaceutical Services	Isotopes	Instruments	Corporate and Other	Total
Net revenues	$522	$338	$280	$-	$1,140
Cost of revenues	(399)	(172)	(172)	-	(743)
Selling, general and administration	(137)	(58)	(18)	(35)	(248)
Research and development	-	(4)	(15)	-	(19)
Depreciation and amortization	(34)	(16)	(21)	-	(71)
Restructuring charges - net	-	2	-	6	8
Other income (expense) - net	4	(10)	-	(1)	(7)
Equity earnings (loss)	(1)	-	-	(5)	(6)
Operating income (loss)	$(45)	$80	$54	$(35)	$54

Capital expenditures	$41	$-	$8	$12	$61

				Year ended October 31, 2005
	Pharmaceutical Services	Isotopes	Instruments	Corporate and Other	Total
Net revenues	$543	$325	$286	$-	$1,154
Cost of revenues	(380)	(163)	(166)	-	(709)
Selling, general and administration	(147)	(57)	(19)	(22)	(245)
Research and development	(2)	(4)	(26)	1	(31)
Depreciation and amortization	(31)	(17)	(12)	(1)	(61)
Restructuring charges - net	(24)	(4)	(3)	(30)	(61)
Other income (expense) - net	(14)	-	-	(3)	(17)
Equity earnings (loss)	-	-	1	(7)	(6)
Operating income (loss)	$(55)	$80	$61	$(62)	$24

Capital expenditures	$30	$61	$6	$28	$125

11. Financial Instruments
The carrying amounts and fair values for all derivative financial instruments are as follows:
		As at October 31		As at October 31
		2006		2005
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- asset	$1	$1	$4	$7
Currency forward and option	- liabilities	$-	$-	$(1)	$(1)
Interest rate swap and option contracts		$(2)	$(2)	$(3)	$(3)

As of October 31, 2006, the Company had outstanding foreign exchange contracts and options in place to sell up to US$64 million, and in certain circumstances up to US$82 million, at a weighted average exchange rate of C$1.1412 maturing over the next five months. The Company also had interest rate swap contracts that economically convert a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange options and interest rate swaps not eligible for hedge accounting are included in accounts payable and are marked to market each period.

12. Income Taxes
A reconciliation of expected income taxes to reported income tax expense (recovery) is provided below. The effective rate for the quarter was 11% (2005 - 21%).

	Three months to October 31	Three months to October 31
	2006	2005
Expected income taxes expense (recovery) at MDS’s 35% (2005 - 35%) statutory rate	$6	$(16)
Increase (decrease) to tax expense (recovery) as a result of:
Impact of tax rate changes on future tax balances	(4)	-
Restructuring charges not eligible for tax recognition	-	6
Reported income tax expense (recovery)	$2	$(10)

13. Commitments
As at October 31, 2005, MDS had a remaining five-year commitment of $211 million related to the outsourcing of the information technology infrastructure. During the year, MDS reached an agreement with the current service provider and has begun to transition these services to new providers. The Company has entered into contracts totalling $50 million over five years associated with these new agreements.

During the year, the Company pledged a $15 million letter of credit in support of future site remediation costs for our Kanata facility.

14. Subsequent Events

a) On October 5, 2006, MDS announced the signing of a series of agreements to sell its remaining Canadian diagnostics businesses, MDS Diagnostic Services to Borealis Infrastructure Management Inc. in a $1.325 billion transaction. MDS expects to realize net proceeds of approximately $1.1 billion, after the provision for taxes, expenses and amounts attributable to minority interests and to report a gain of approximately $0.9 billion in the first quarter of 2007. A portion of the purchase price may be retained for up to 18 months, contingent on the satisfaction of specific transition obligations of MDS. The transaction is subject to conditions and customary approvals including regulatory consents and approval from the shareholders of LPBP Inc., the limited partner of the entity that owns the majority of the assets used in the Ontario laboratory business. On November 24, 2006 the shareholders of LPBP Inc. approved the sale by MDS Laboratory Services, L.P. of substantially all of its assets under these agreements. The transaction is expected to close by the end of January 2007.

b) Subsequent to quarter-end, MDS sold its $13 million investment in Hemosol Corp. for $13 million in cash and a $2 million note receivable.

c) Subsequent to quarter-end, MDS announced the closure of its Phase I facility in New Orleans, which was being reconstructed after it was damaged by Hurricane Katrina in 2005. Also subsequent to quarter-end, MDS completed the sale of its local Spanish clinical development business in Madrid, Spain.

15. Comparative Figures
Certain figures for the previous year have been reclassified to conform with the current year’s financial statement presentation. In addition, segmented information for 2005 has been revised to reflect the discontinued operations reported.